Exhibit 99.1

AGM Group Holdings Inc.

Company No. 1871545

(Incorporated in the British Virgin Islands)

(the “Company”)

NOTICE OF SPECIAL EXTRAORDINARY MEETING OF SHAREHOLDERS
To be Held on OCTOBER 28, 2026
(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that a special extraordinary meeting of shareholders of AGM Group Holdings Inc., a British Virgin Islands business company (the “Company”), will be held at 9:00 a.m., Eastern Time (9:00 p.m., Beijing Time), on October 28, 2026, exclusively online at www.virtualshareholdermeeting.com/AGMH2026SM (the “Meeting”).

The Meeting will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	Repurchase of Class B Ordinary Shares Held by Mr. ZHU Bo

It is noted that the Company proposes to redeem, purchase or otherwise acquire 1,200,000 class B ordinary shares of the Company, par value US$0.05 per share, held by Mr. ZHU Bo (the “Subject Class B Shares”), at a purchase price of approximately US$6.67 per Subject Class B Share, for an aggregate purchase price of US$8,000,000 (the “Consideration”) (the “Share Repurchase”), in accordance with the currently effective memorandum and articles of association of the Company and the applicable laws of the British Virgin Islands and to enter into a share repurchase agreement with Mr. ZHU Bo in substantially the form attached hereto as Exhibit A (the “Share Repurchase Agreement”). Mr. ZHU Bo has agreed and consented to the Share Repurchase and to execute the Share Repurchase Agreement.

It is further noted that upon completion of the Share Repurchase and payment of the Consideration to Mr. ZHU Bo or his designated account, the Subject Class B Shares so redeemed, purchased or otherwise acquired by the Company shall be cancelled, cease to be issued and outstanding shares of the Company, but will be available for re-issue.

It is further noted that each of the directors of the Company has carefully considered the financial position of the Company and determines that immediately after the Share Repurchase:

(a)	the value of the Company’s assets will exceed its liabilities; and

(b)	the Company will be able to pay its debts as they fall due.

It is further noted that the material terms of the Share Repurchase, including the number of Subject Class B Shares to be redeemed, purchased or otherwise acquired, the purchase price per Subject Class B Share, the Consideration, and the treatment of the Subject Class B Shares following completion of the Share Repurchase, are being presented to the shareholders of the Company for their consideration.

It is further noted that the board of directors of the Company (the “Board”) and a committee of independent directors of the Board established specifically for the purposes of the Share Repurchase, have each passed a resolution stating that, in their opinion: the Share Repurchase is to the benefit of the remaining shareholders and the terms of the offer and the consideration offered for the Subject Class B Shares are fair and reasonable to the Company and to the remaining shareholders because the Consideration was determined following arm’s length negotiations between the parties, is supported by an independent valuation and fairness assessment conducted by an independent financial adviser.

To resolve as a resolution of shareholders that the Share Repurchase is to the benefit of the remaining shareholders and the terms of the offer and the consideration offered for the Subject Class B Shares are fair and reasonable to the Company and to the remaining shareholders.

To further resolve as a resolution of shareholders that the Share Repurchase be and is hereby approved, confirmed and ratified in all respects, including the redemption, purchase or other acquisition by the Company of the Subject Class B Shares from Mr. ZHU Bo for an aggregate purchase price of US$8,000,000, equivalent to approximately US$6.67 per Subject Class B Share in accordance with the terms and conditions as set out in the Share Repurchase Agreement.

To further resolve as a resolution of shareholders that the contents of the Share Repurchase Agreement and the Company’s entry into, and the performance of its obligations under, the Share Repurchase Agreement be and are hereby approved, adopted, confirmed and ratified in all respects;

To further resolve as a resolution of shareholders that any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, severally to sign, execute and deliver the Share Repurchase Agreement, under hand or under the common seal of the Company (or otherwise as a deed) as appropriate, with such additions or modifications as the person executing it thinks fit and to take all actions deemed necessary or appropriate to cause the Company’s obligations thereunder to be performed.

To further resolve as a resolution of shareholders that the payment of the Consideration to Mr. ZHU Bo on account of the Share Repurchase be and is hereby approved, ratified and confirmed in all respects and each director or officer of the Company be and is hereby authorised to arrange the payment of the sums due to the Share Repurchase to Mr. ZHU Bo with respect to the Share Repurchase.

To further resolve as a resolution of shareholders that, upon completion of the Share Repurchase and payment of the Consideration to Mr. ZHU Bo or his designated account, the Subject Class B Shares so redeemed, purchased or otherwise acquired by the Company shall be cancelled, cease to be issued and outstanding shares of the Company but will be available for re-issue, and Mr. ZHU Bo shall cease to have any rights, powers, privileges, restrictions or obligations attaching to such Subject Class B Shares acquired by the Company.

To further resolve as a resolution of shareholders that any director or officer of the Company, the registered agent of the Company and/or the transfer agent of the Company be and is hereby authorized to update, or cause to be updated, the register of members of the Company and/or the shareholders list of the Company to reflect the cancellation of the Subject Class B Shares upon completion of the Share Repurchase, to cancel the share certificate relating to the Subject Class B Shares, and to take all such actions and execute all such documents as he or she may consider necessary, desirable or expedient for the purpose of or in connection with the Share Repurchase.

2.	General Authorization

To resolve as a resolution of shareholders that, each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Whether or not you plan to attend the Meeting, we urge you to vote prior to the Meeting to ensure your vote is counted. You may vote in advance via the Internet, by telephone or by completing, signing and returning the enclosed proxy card as described below.

●	To vote through the Internet prior to the Meeting, go to www.proxyvote.com and follow the instructions provided, using the control number on your proxy card or voting instructions. Internet voting instructions must be received by 11:59 p.m., Eastern Time, on October 27, 2026.

●	To vote by telephone before the Meeting, call 1-800-690-6903 and follow the instructions on your proxy card. Telephone voting instructions must be received by 11:59 p.m., Eastern Time, on October 27, 2026.

●	To vote by mail, complete, sign and date the enclosed proxy card and return it in the postage-paid envelope provided or mail it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, in accordance with the instructions on the proxy card.

[Signature continues on the following page]

By order of the board of directors of the Company

/s/ Bo ZHU

Bo ZHU

Chief Executive Officer and Director

Dated: October 15, 2026

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 3 BELOW, UNLESS YOU ATTEND AND VOTE AT THE MEETING OR SEND IN A SPECIFIC PROXY.

1	The Board of Directors has fixed October 15, 2026 as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

2	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead.

3	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends and votes at the Meeting or executes a specific proxy.

4	A proxy card for use at the Meeting is enclosed. Shareholders are encouraged to vote via the Internet at www.proxyvote.com or by telephone at 1-800-690-6903 by 11:59 p.m., Eastern Time, on October 27, 2026, or to complete, sign and date the enclosed proxy card and return it in accordance with the instructions on the card. Shareholders may also attend and vote during the Meeting by following the instructions on the meeting website.

5	Where shares are jointly owned: (a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member; (b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and (c) if two or more of the joint owners are present in person or by proxy they must vote as one.

6	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

7	The quorum for the Meeting is duly constituted if, at the commencement of the Meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the Meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the next business day in the jurisdiction in which the Meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

EXHIBIT A

FORM OF SHARE REPURCHASE AGREEMENT

This Share Repurchase Agreement (the "Agreement") is entered into as of _______, 2026, by and between AGM Group Holdings Inc., a business company incorporated in the British Virgin Islands under company number 1871545 whose registered office is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands, and whose class A ordinary shares, par value USD 0.05 per share, are listed on the Nasdaq Stock Market (the "Company"), and Mr. ZHU Bo of No. 38, Zheda Road, Xihu District, Hangzhou, Zhejiang, China, who owns class B ordinary shares, par value USD0.05 per share of the Company (the "Shareholder").

RECITALS

WHEREAS, the Shareholder is the registered holder of 1,200,000 class B ordinary shares, par value US$0.05 per share of the Company (the "Shares");

WHEREAS, pursuant to the unanimous written resolutions of the board of directors of the Company passed on October 4, 2026, the Company has duly approved the repurchase of the Shares and authorized the execution, delivery and performance of this Agreement and the transactions contemplated herein, subject to the approval of the shareholders of the Company at a meeting of the shareholders of the Company to be held;

WHEREAS, the Company desires to repurchase the Shares from the Shareholder, and the Shareholder desires to sell the Shares to the Company, on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1. Agreement to Repurchase Shares

1.1 Repurchase of Shares. The Shareholder agrees to sell, and the Company agrees to repurchase the Shares with full legal and beneficial title free from any liens, encumbrances or other restrictions thereon, for an aggregate purchase price of US$8,000,000, equivalent to approximately US$6.67 per Subject Class B Share (the "Purchase Price"). Upon completion of the repurchase, the Shares shall be cancelled and cease to be issued and outstanding shares of the Company.

1.2 Shareholder Consent. The Shareholder consents to the repurchase of Shares by the Company.

2. Closing

The closing of the repurchase (the “Closing”) shall take place on a date agreed by the Company and the Shareholder following approval of the repurchase and this Agreement by the shareholders of the Company, at which time:

2.1 Shareholder Deliveries. The Shareholder must deliver to the Company: (i) a signed copy of this Agreement, signed by the Shareholder confirming that he accepts payment of the Purchase Price for the Shares under this Agreement in full satisfaction of all rights he may have against the Company in respect of the Shares; and (ii) the relevant share certificates in respect of the Shares for cancellation.

2.2 Company Deliveries. The Company must deliver to the Shareholder cash or a wire transfer of immediately available funds in the amount of the Purchase Price.

2.3 Update of Register of Members and Cancellation of Shares. Following the Closing, the Company shall update the register of members of the Company to reflect the repurchase of the Shares from the Shareholder and that the Shares are cancelled by the Company.

3. Representations and Warranties of Shareholder

The Shareholder represents and warrants to the Company that:

3.1 Authority. The Shareholder has full legal right, power, and authority to enter into and perform this Agreement which constitutes, or when executed will constitute, binding obligations on the Shareholder.

3.2 Title to the Shares. The Shares are legally and beneficially owned by the Shareholder free from all encumbrances and the Shareholder is not a party to or bound by any agreement, obligation, commitment, order, judgment or decree which prohibits the execution of this Agreement or the transfer of the Shares.

3.3 No Conflicts. The execution and delivery of this Agreement do not violate any agreement or obligation to which the Shareholder is a party.

3.4 Consents and Approvals. Neither the execution and delivery by the Shareholder of this Agreement, nor the consummation by the Shareholder of the transactions contemplated hereby, nor the performance by the Shareholder of his obligations hereunder requires any consent, approval, order or authorization of, registration with, or notice to, any governmental or regulatory authority or any other third party, except for any such consent, approval, order, authorization, registration or notice that has been or will have been obtained, made or given on or prior to the Closing.

3.5 Experience and Evaluation. The Shareholder has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the sale of the Shares and the transactions contemplated by this Agreement and has independently evaluated, and fully understands, the financial, legal, tax and other consequences of such transactions.

3.6 Access to Information. The Shareholder has been provided with, or has had access to, all materials and information that he has requested or considers necessary or appropriate to evaluate the transactions contemplated by this Agreement.

4. Representations and Warranties of Company

The Company represents and warrants to the Shareholder that:

4.1 Organization and Good Standing. The Company is a business company duly incorporated, validly existing, and in good standing under the laws of the British Virgin Islands.

4.2 Corporate Authority and Enforceability. The Company has full corporate power and authority to enter into and perform this Agreement which constitutes, or when executed will constitute, binding obligations on the Company.

4.3 Corporate Authorization. The execution and delivery of this Agreement have been duly authorized by all necessary corporate actions.

5. Indemnification

5.1 Indemnification by the Shareholder. The Shareholder shall defend, indemnify and hold harmless the Company, Vastway Technology Co., Ltd. (the “Purchaser”), and each of their respective shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons’ agents or other representatives (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (collectively, the “Indemnified Liabilities”), incurred by any Indemnitee, without duplication, as a result of, arising out of or relating to:

(i)	any misrepresentation or breach of any representation or warranty made by the Shareholder in this Agreement;

(ii)	any breach of any representation or warranty made by the Company under Section 2.1 of the Share Purchase Agreement entered into among the Company and the Purchaser on or about the date hereof (the “Share Purchase Agreement”), but solely to the extent that such breach results from or relates to any act or omission of the Shareholder, or any fact, matter or circumstance known to the Shareholder but not fairly disclosed to the Purchaser in relation to the Share Purchase Agreement, in each case during the period in which the Shareholder served as the controlling shareholder, Chief Executive Officer or a director of the Company; or

(iii)	any failure by the Shareholder to comply with any applicable tax reporting, payment or other obligation arising from the sale, transfer, repurchase or cancellation of the Shares or the receipt of the Purchase Price.

5.2 Notice of Claims. An Indemnitee seeking indemnification under this Section 5 shall give the Shareholder written notice of the applicable claim promptly after becoming aware of the matters giving rise to such claim; provided that any failure or delay in giving such notice shall not relieve the Shareholder of his obligations under this Section 5 except to the extent that the Shareholder has been actually prejudiced by such failure or delay. If the Shareholder disputes his liability with respect to such claim, the relevant Indemnitee and the Shareholder shall seek in good faith to resolve the dispute through negotiations and, if not so resolved, the dispute shall be resolved in accordance with Section 6.2.

5.3 Third-Party Claims. If any action, suit or proceeding is brought against an Indemnitee that may give rise to indemnification under this Section 5, the Indemnitee shall promptly notify the Shareholder of such third-party claim and provide copies of the material documents relating thereto. The Shareholder may assume the defense of such third-party claim with counsel reasonably satisfactory to the Indemnitee, provided that the Shareholder acknowledges in writing his obligation to indemnify the Indemnitee with respect to such claim. The Shareholder shall not settle any third-party claim without the prior written consent of the Indemnitee unless such settlement provides for a full and unconditional release of the Indemnitee from all liability and does not impose any non-monetary obligation on the Indemnitee. If the Shareholder does not assume and diligently conduct the defense, the Indemnitee may defend or settle the claim at the Shareholder’s expense. Notwithstanding anything to the contrary in this Agreement, each Indemnitee shall be an express third-party beneficiary of this Section 5 and shall be entitled to enforce the Shareholder’s obligations hereunder.

6. Miscellaneous

6.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles.

6.2 Arbitration. In the event of any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (each a “Dispute”), the Parties shall seek to amicably settle or resolve such Dispute through negotiations in good faith. Such negotiations shall begin immediately after one party has delivered to the other parties a written request for such negotiations. If within ten (10) days following the date on which such notice is delivered a Dispute is not resolved, all such unresolved Disputes shall be referred to arbitration upon the request of a Party with notice to the other Party.

The arbitration shall be conducted in Hong Kong and administered by the Hong Kong International Arbitration Centre (“HKIAC”). The seat of the arbitration shall be Hong Kong. There shall be three arbitrators. Such arbitrators shall be selected pursuant to the following:

(i)	The claimant (the “Claimant”) shall designate one arbitrator in the notice of arbitration (the “Notice of Arbitration”). If the Claimant does not designate one arbitrator in its Notice of Arbitration, HKIAC shall, within 15 days upon application by either party, appoint one arbitrator for the Claimant;

(ii)	The respondent (the “Respondent”) shall designate one arbitrator in the answer to the Notice of Arbitration (the “Answer to the Notice of Arbitration”). If the Respondent fails (i) to designate one arbitrator in its Answer to the Notice of Arbitration; or (ii) to file its Answer to the Notice of Arbitration by the time that it is required to do so, HKIAC shall, within 15 days upon application by either party, appoint one arbitrator for the Respondent;

(iii)	The two arbitrators so appointed above shall, within 15 days of confirmation of the second arbitrator, designate a third arbitrator who shall act as the presiding arbitrator of the arbitral tribunal. Failing such designation within the 15 days from the confirmation of the second arbitrator, HKIAC shall, within 15 days upon application by either party, appoint the presiding arbitrator.

(iv)	The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this sub-Section.

(v)	The arbitrators shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the laws of the State of New York and shall not apply any other substantive law.

(vi)	Each Party shall cooperate with the other Party in making full disclosure of and providing complete access to all relevant information and documents requested by the other in connection with such arbitration proceedings; provided, that the Dispute shall be resolved in a confidential manner, and none of the foregoing information or documents or the result of the arbitration shall be disclosed or otherwise used unless required by Law or to a court in aid of enforcement of the arbitration award.

(vii)	During arbitration and prior to an arbitration award being granted, the Parties shall continue to perform those obligations under this Agreement that are not in dispute. Notwithstanding anything to the contrary set forth herein, it is agreed and understood that each Party retains its right to seek any temporary injunctive relief available under applicable law in respect of any breach by the Party of its obligations under this Agreement.

(viii)	Each of the Parties irrevocably waives any immunity to jurisdiction to which it may be entitled or become entitled (including without limitation sovereign immunity, immunity to pre-award attachment, immunity to post-award attachment or otherwise) in any arbitration proceedings and/or enforcement proceedings against it arising out of or based on this Agreement or the transactions contemplated hereby.

6.3 Further Assurances. Each of the parties shall do all such acts and sign and execute all such documents as are required for the purpose of implementing the terms of this Agreement.

6.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings.

6.5 Amendments. This Agreement may not be amended except by a written instrument signed by both parties.

6.6 Specific Performance. The parties acknowledge and agree that irreparable damage may occur if any provision of this Agreement is not performed in accordance with its terms and that monetary damages may not constitute an adequate remedy. Accordingly, each party shall be entitled to seek specific performance, injunctive relief and other equitable remedies to prevent breaches or threatened breaches of this Agreement and to enforce specifically its terms, in addition to any other remedy available at law or in equity, without the necessity of proving actual damages or posting any bond or other security.

6.7 Survival. The representations and warranties set forth in Section 3 and Section 4 shall survive the Closing.

6.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.9 Third-Party Beneficiary. The Company and Vastway Technology Co., Ltd. (“Vastway”) have entered into a share purchase agreement dated September 17, 2026 (as amended, supplemented or otherwise modified from time to time, the “Share Purchase Agreement”), pursuant to which Vastway has agreed to invest in the Company through a private placement transaction (the “PIPE Transaction”). In connection with the PIPE Transaction, the Company has agreed to complete the Share Repurchase concurrently with the consummation of the PIPE Transaction. Accordingly, Vastway is an express and intended third-party beneficiary of this Agreement and shall be entitled to enforce the provisions of this Agreement as if it were a party hereto. Except as expressly provided in this Section 6.9, nothing in this Agreement is intended to confer upon any person other than the Parties any rights or remedies hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY
AGM Group Holdings Inc.

By:
Name:
Title:

SHAREHOLDER
ZHU Bo

By: